Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	For the years ended December 31,
	2014		2013		2012		2011		2010
Earnings:
Net income before income taxes	$176,499		$121,632		$92,839		$58,382		$39,004
Fixed charges	39,697		20,701		21,782		18,164		15,774

Total earnings	$216,196		$142,333		$114,621		$76,546		$54,778

Fixed charges:
Interest expense	$38,474		$19,788		$20,996		$17,420		$15,209
Portion of rent expense representative of interest	1,223		913		786		744		565

Total fixed charges	$39,697		$20,701		$21,782		$18,164		$15,774

Ratio of earnings to fixed charges (1)	5.4	x	6.9	x	5.3	x	4.2	x	3.5	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases.